NO ACT

PE
12-22-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



12025155

January 17, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-17-12

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 12, 2011

Dear Mr. Mueller:

This is in response to your letters dated December 12, 2011 and January 13, 2012 concerning the shareholder proposal submitted to GE Company by GE Stockholders' Alliance, Nancy Allen, Kay K. Drey, Faith Adams Young and Betty F. Weitz. We also have received a letter from the proponents dated December 22, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: GE Stockholders' Alliance
c/o Patricia T. Birnie
5349 W. Bar X Street
Tucson, AZ 85713-6402

Nancy Allen

*** FISMA & OMB Memorandum M-07-16 ***

Kay K. Drey

*** FISMA & OMB Memorandum M-07-16 ***

Faith Adams Young

*** FISMA & OMB Memorandum M-07-16 ***

Betty F. Weitz

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 12, 2011

The first proposal urges the company "to reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment."

The second proposal urges the company "to reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear energy activities, including proposed fuel reprocessing and uranium enrichment."

We are unable to concur in your view that GE may exclude the first proposal under rule 14a-8(i)(7). In this regard, we note that economic and safety considerations attendant to nuclear power plants are significant policy issues. *See* Securities Exchange Act Release No. 12999 (November 22, 1976). It appears that the first proposal may focus on these significant policy issues, and we are unable to conclude that the arguments presented in GE's no-action request establish otherwise. Accordingly, we do not believe that GE may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that GE may exclude the second proposal under rule 14a-8(e)(2) because GE received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if GE omits the second proposal from its proxy materials in reliance on 14a-8(e)(2).

Sincerely,

Joseph McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

January 13, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Revised Shareowner Proposal of GE Stockholders' Alliance, et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 12, 2011, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareowners (collectively, the "2012 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the GE Stockholders' Alliance, Nancy Allen, Kay K. Drey, Faith Adams Young and Betty F. Weitz (the "Proponents") requesting that the Company phase out its "nuclear activities."

The No-Action Request indicated our belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations.

On December 22, 2011, which was 37 days after the Company's November 15, 2011 deadline for submitting shareowner proposals for inclusion in the Company's 2012 Proxy Materials, Patricia T. Birnie, chair of the GE Stockholders' Alliance, submitted a letter to the Company on behalf of the Proponents containing a revised proposal (the "Revised Proposal"). A copy of the Revised Proposal is attached hereto as Exhibit A. This letter responds to the Revised Proposal.

The Revised Proposal May Be Excluded Under Rule 14a-8(e)(2) Because The Revised Proposal Was Received After The Deadline For Submitting Shareowner Proposals.

Under Rule 14a-8(e)(2), a shareowner proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company released its 2011 proxy statement to its shareowners on March 14, 2011. Pursuant to Rule 14a-5(e), the Company disclosed in its 2011 proxy statement the deadline for submitting shareowner proposals, as well as the method for submitting such proposals, for the Company's 2012 Annual Meeting of Shareowners. Specifically, page 54 of the Company's 2011 proxy statement states:

> **Shareowner Proposals for Inclusion in Next Year's Proxy Statement**
>
> To be considered for inclusion in next year's proxy statement, shareowner proposals submitted in accordance with the SEC's Rule 14a-8 must be received at our principal executive offices no later than the close of business on November 15, 2011. Proposals should be addressed to Brackett B. Denniston III, Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

A copy of the relevant excerpt of the Company's 2011 proxy statement is attached to this letter as Exhibit B. The Revised Proposal was submitted via U.S. Postal Service First-Class Mail on December 22, 2011, 37 days after the deadline set forth in the Company's 2011 proxy statement.

Rule 14a-8(e)(2) provides that the 120-calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2011 Annual Meeting of Shareowners was held on April 27, 2011, and the Company's 2012 Annual Meeting of Shareowners is scheduled to be held on April 25, 2012. Accordingly, the 2012 Annual Meeting of Shareowners will not be moved by more than 30 days, and thus, the deadline for shareowner proposals is that which is set forth in the Company's 2011 proxy statement.

As clarified by Staff Legal Bulletin 14F (Oct. 18, 2011) ("SLB 14F"), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." *See* Section D.2, SLB 14F. SLB 14F states that in this situation, companies may "treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j)." *Id.* The Company considers the Revised Proposal to be a second proposal that was not submitted before the Company's November 15, 2011 deadline, and thus, the Company intends to exclude the Proposal from its 2012 Proxy Materials.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting shareowner proposals. *See, e.g., Jack in the Box Inc.* (avail. Nov. 12, 2010) (concurring in the exclusion of a proposal received over one month after the deadline stated in the previous year's proxy statement); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *General Electric Co.* (avail. Mar. 19, 2009) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring with the exclusion of a proposal received at the company's principal executive office 20 days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); *General Electric Co.* (avail. Mar. 7, 2006) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement).

The Company has not provided the Proponents with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Revised Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Revised Proposal may properly be excluded from the 2012 Proxy Materials because the Revised Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Revised Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further

GIBSON DUNN

assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,

Ronald O. Mueller /sue

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Patricia T. Birnie, GE Stockholders' Alliance
Nancy Allen
Kay K. Drey
Faith Adams Young
Betty F. Weitz

GE Stockholders' Alliance
5349 W. Bar X Street, Tucson, AZ 85713

December 22, 2011

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: General Electric Company Shareowner Proposal of the GE Stockholders' Alliance et al.
Exchange act of 1934 ---Rule 14a-8

Ladies and Gentlemen:

We received correspondence from Ronald O. Mueller of Gibson Dunn, dated December 12, 2011, stating that our Shareowner Proposal (Resolution Urging General Electric to Withdraw from Nuclear Energy) should be excluded because the Proposal pertains to matters of the Company's ordinary business operations.

The intent of the Shareowner Proposal is to urge GE to reverse its Nuclear Energy Policy, as stated in GE's December 1, 2009 statement.

We propose and request a simple amendment to our resolution that would make our intent crystal clear. We ask that the word "energy" be added, so that the sentence would now read, "THEREFORE BE IT RESOLVED that, as GE stockholders, we urge our company to reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear energy activities, including proposed fuel reprocessing and uranium enrichment." (See amended copy, attached.)

In Mr. Mueller's analysis, the "ordinary business" references he cited had to do with other sectors of GE's operations (Healthcare Division, Nuclear Medicine, Life Sciences, etc.) which was an extrapolation of his interpretation of the original wording of the Proposal. The amended wording would eliminate consideration of those other sectors of GE's businesses.

It is clear from the "Whereas" segment of the Proposal that the significant risks and lack of safety of Nuclear Energy are key components of decisions about Company Policy.

Therefore we respectfully request the Staff Reviewers of this Proposal shall agree that the amended Proposal does qualify for inclusion on the agenda for the GE 2012 Annual Meeting.

Sincerely,

Patricia T. Birnie

Patricia T. Birnie, Chair

cc: Ronald O. Mueller, Gibson Dunn
Lori Zyskowski, General Electric Company
Nancy Allen
Faith Adams Young
Betty Weitz

Resolution Urging General Electric to Withdraw from Nuclear Energy

WHEREAS:

On December 1, 2009, General Electric issued a policy statement affirming its support of nuclear energy, even though no safe disposal location or technology exists, and may never exist, for the permanent isolation of the dangerous radioactive waste that continues to accumulate at all reactor sites;

Every nuclear power reactor generates plutonium that is in demand, worldwide, for weapons production;

On March 11, 2011, a nuclear catastrophe began at Fukushima Dai-ichi, a site that contained six GE reactors;

Motivated by the ongoing Japanese disaster, Germany, Italy and Switzerland have announced they will abandon nuclear power, with other countries considering the same commitment;

On September 18, 2011, German engineering giant Siemens announced it will halt its manufacturing of nuclear products, and will focus on solar, wind and geothermal technologies;

Many U.S. reactors are in locations threatened by extreme natural assaults (hurricanes, floods, earthquakes and tornadoes), with the GE Mark I reactors at especially high risk due to major flaws identified at least as early as 1971;

THEREFORE BE IT RESOLVED that, as GE stockholders, we urge our company to reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear energy activities, including proposed fuel reprocessing and uranium enrichment.

added word

SUPPORTING STATEMENT:

Contrary to nuclear industry claims, the U.S. Nuclear Regulatory Commission has not been rigorously regulating nuclear power operations, but instead often reduces safety requirements when needed changes would be impossible or too expensive. (See the June 2011 Associated Press series by reporter Jeff Donn, summarizing a year-long investigation of NRC operations.)

Because of the dangerously crowded condition of the irradiated fuel pools at all GE reactors, it is now recommended that fuel rods at least five years old should be transferred from the fuel pool to hardened dry storage casks outside the reactor building.

Few people know that radioactive liquids and gases are released into the environment during the routine operation of nuclear reactors. Scientists and physicians agree that there is no safe dose of radiation.

Safe solutions to climate change include improvements in energy efficiency, and the use of solar, wind, geothermal and other renewable energy technologies. These alternatives can be implemented much faster and cheaper than building new nuclear reactors. Furthermore, the ailing U.S. economy cannot afford the massive taxpayer subsidies and loan guarantees that would be required to build and operate new nuclear reactors. "Nuclear is unnecessary and all its risks can be avoided by using renewables, conservation and efficiency." (Dr. Arjun Makhijani, author of *Carbon-Free and Nuclear-Free,* 2007)

GE should no longer continue to place families, communities and our planet's finite land and water at such great risk.

It is the moral duty of GE to stop promoting the nuclear illusion and, instead, protect plants, animals and the human gene pool from further radiation damage.

Submitted by the GE Stockholders' Alliance, Patricia T. Birnie, Chair,
5349 W. Bar X Street, Tucson, AZ 85713-6402. 520-661-9671 November 4, 2011

amended 12-22-11

GIBSON DUNN

EXHIBIT A

GE Stockholders' Alliance
5349 W. Bar X Street, Tucson, AZ 85713

December 22, 2011

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: General Electric Company Shareowner Proposal of the GE Stockholders' Alliance, et al.
Exchange act of 1934 ---Rule 14a-8

Ladies and Gentlemen:

We received correspondence from Ronald O. Mueller of Gibson Dunn, dated December 12, 2011, stating that our Shareowner Proposal (Resolution Urging General Electric to Withdraw from Nuclear Energy) should be excluded because the Proposal pertains to matters of the Company's ordinary business operations.

The intent of the Shareowner Proposal is to urge GE to reverse its Nuclear Energy Policy, as stated in GE's December 1, 2009 statement.

We propose and request a simple amendment to our resolution that would make our intent crystal clear. We ask that the word "energy" be added, so that the sentence would now read, "THEREFORE BE IT RESOLVED that, as GE stockholders, we urge our company to reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear energy activities, including proposed fuel reprocessing and uranium enrichment." (See amended copy, attached.)

In Mr. Mueller's analysis, the "ordinary business" references he cited had to do with other sectors of GE's operations (Healthcare Division, Nuclear Medicine, Life Sciences, etc.) which was an extrapolation of his interpretation of the original wording of the Proposal. The amended wording would eliminate consideration of those other sectors of GE's businesses.

It is clear from the "Whereas" segment of the Proposal that the significant risks and lack of safety of Nuclear Energy are key components of decisions about Company Policy.

Therefore we respectfully request the Staff Reviewers of this Proposal shall agree that the amended Proposal does qualify for inclusion on the agenda for the GE 2012 Annual Meeting.

Sincerely,

Patricia T. Birnie

Patricia T. Birnie, Chair

cc: Ronald O. Mueller, Gibson Dunn
Lori Zyskowski, General Electric Company
Nancy Allen
Faith Adams Young
Betty Weitz

Resolution Urging General Electric to Withdraw from Nuclear Energy

WHEREAS:

On December 1, 2009, General Electric issued a policy statement affirming its support of nuclear energy, even though no safe disposal location or technology exists, and may never exist, for the permanent isolation of the dangerous radioactive waste that continues to accumulate at all reactor sites;

Every nuclear power reactor generates plutonium that is in demand, worldwide, for weapons production;

On March 11, 2011, a nuclear catastrophe began at Fukushima Dai-ichi, a site that contained six GE reactors;

Motivated by the ongoing Japanese disaster, Germany, Italy and Switzerland have announced they will abandon nuclear power, with other countries considering the same commitment;

On September 18, 2011, German engineering giant Siemens announced it will halt its manufacturing of nuclear products, and will focus on solar, wind and geothermal technologies;

Many U.S. reactors are in locations threatened by extreme natural assaults (hurricanes, floods, earthquakes and tornadoes), with the GE Mark I reactors at especially high risk due to major flaws identified at least as early as 1971;

THEREFORE BE IT RESOLVED that, as GE stockholders, we urge our company to reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear energy activities, including proposed fuel reprocessing and uranium enrichment.

added word

SUPPORTING STATEMENT:

Contrary to nuclear industry claims, the U.S. Nuclear Regulatory Commission has not been rigorously regulating nuclear power operations, but instead often reduces safety requirements when needed changes would be impossible or too expensive. (See the June 2011 Associated Press series by reporter Jeff Donn, summarizing a year-long investigation of NRC operations.)

Because of the dangerously crowded condition of the irradiated fuel pools at all GE reactors, it is now recommended that fuel rods at least five years old should be transferred from the fuel pool to hardened dry storage casks outside the reactor building.

Few people know that radioactive liquids and gases are released into the environment during the routine operation of nuclear reactors. Scientists and physicians agree that there is no safe dose of radiation.

Safe solutions to climate change include improvements in energy efficiency, and the use of solar, wind, geothermal and other renewable energy technologies. These alternatives can be implemented much faster and cheaper than building new nuclear reactors. Furthermore, the ailing U.S. economy cannot afford the massive taxpayer subsidies and loan guarantees that would be required to build and operate new nuclear reactors. "Nuclear is unnecessary and all its risks can be avoided by using renewables, conservation and efficiency." (Dr. Arjun Makhijani, author of *Carbon-Free and Nuclear-Free,* 2007)

GE should no longer continue to place families, communities and our planet's finite land and water at such great risk.

It is the moral duty of GE to stop promoting the nuclear illusion and, instead, protect plants, animals and the human gene pool from further radiation damage.

Submitted by the GE Stockholders' Alliance, Patricia T. Birnie, Chair,
5349 W. Bar X Street, Tucson, AZ 85713-6402. 520-661-9671 November 4, 2011
Amended 12-22-11

GE Stockholders Alliance
Patrizia T. Birnie
5349 W. Bar X St.
Tucson, AZ 85713-6402

Ronald O. Mueller
Gibson Dunn & Crutcher LLP
1050 Connecticut Ave., NW
Washington, DC 20036-5306

20036$5306

GIBSON DUNN

EXHIBIT B

Notice of 2011 Annual Meeting and Proxy Statement



Given the above, our Company should concretely outline the implementation of alternatives that will safely and effectively address human health risks. We urge shareholders to vote in favor of this socially and ethically important public policy proposal.

Your Board of Directors recommends a vote AGAINST this proposal.

GE, like other healthcare companies, must ensure the safety, quality and efficacy of its products used in humans. To achieve this currently requires the very limited use of animals in a few product areas. GE recognizes that the use of animals in medical research to advance scientific understanding of biologic systems and to develop new medical technologies is controversial. Accordingly, GE has long been committed to adhering to the highest standards of husbandry and ethical treatment. GE is committed to using alternative non-animal studies wherever possible and animals are used only where no suitable alternative is available. We subscribe to the "Three R's Principles" that advocate medical studies be designed in a manner to Reduce, Refine and Replace the use of animals for testing. These and other principles are further detailed on our website under the heading "Care and Ethical Use of Animals in Medical Research" at *www.ge.com/citizenship/our-priorities/our-products-services/product-services-issues*, which is amended from time to time to reflect developments in this field. In light of the foregoing, the Board believes that the requested report is unnecessary, and accordingly recommends a vote AGAINST this proposal.

Additional Information

- **Shareowner Proposals for Inclusion in Next Year's Proxy Statement**

To be considered for inclusion in next year's proxy statement, shareowner proposals submitted in accordance with the SEC's Rule 14a-8 must be received at our principal executive offices no later than the close of business on November 15, 2011. Proposals should be addressed to Brackett B. Denniston III, Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

- **Other Shareowner Proposals for Presentation at Next Year's Annual Meeting**

Our by-laws require that any shareowner proposal that is not submitted for inclusion in next year's proxy statement under SEC Rule 14a-8, but is instead sought to be presented directly at the 2012 Annual Meeting, must be received at our principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the 2011 Annual Meeting. As a result, proposals, including director nominations, submitted pursuant to these provisions of our by-laws must be received no earlier than the close of business on December 29, 2011 and no later than the close of business on January 28, 2012. Proposals should be addressed to Brackett B. Denniston III, Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828 and include the information set forth in those by-laws, which are posted on our website. SEC rules permit management to vote proxies in its discretion in certain cases if the shareowner does not comply with this deadline, and in certain other cases notwithstanding the shareowner's compliance with this deadline.

- **Voting Securities**

Shareowners of record at the close of business on February 28, 2011 will be eligible to vote at the meeting. Our voting securities consist of our $0.06 par value common stock, and we estimate that there were 10,619,349,298 shares outstanding on the record date. Each share outstanding on the record date will be entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on. Treasury shares are not voted. Individual votes of shareowners are kept private, except as appropriate to meet legal requirements. Access to proxies and other individual shareowner voting records is limited to the independent inspectors of election and certain employees of GE and its agents who must acknowledge in writing their responsibility to comply with this policy of confidentiality.

- **Vote Required for Election and Approval**

Each of the 16 nominees for director receiving a majority of the votes cast at the meeting in person or by proxy shall be elected (meaning the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that director nominee), subject to the Board's existing policy regarding resignations by directors who do not receive a majority of "for" votes. For all other matters, approval requires the favorable vote of a majority of votes cast on the applicable matter at the meeting in person or by proxy. Under New York law, abstentions and broker non-votes, if any, will not be counted as votes cast and therefore will have no effect.

- **Manner for Voting Proxies**

The shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted:

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 12, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *General Electric Company*
Shareowner Proposal of the GE Stockholders' Alliance, et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareowners (collectively, the "2012 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the GE Stockholders' Alliance, Nancy Allen, Kay K. Drey, Faith Adams Young, and Betty F. Weitz (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> THEREFORE BE IT RESOLVED that, as GE stockholders, we urge our company to reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment.

Thus, the Proposal has two prongs: (i) requesting that the Company reverse the nuclear energy policy that it published in December 2009; and (ii) requesting that the company phase out all of its "nuclear activities."

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Pertains To Matters Of The Company's Ordinary Business Operations.

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7) because the Proposal would require the Company to discontinue offering certain of products or services that it provides in the ordinary course of business and that do not raise significant policy considerations. Rule 14a-8(i)(7) permits the omission of shareowner proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission further explained that the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but that the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations."[1]

A. The Proposal Is Excludable Because it Deals With a Matter Relating to the Company's Ordinary Business Operations.

The prong of the Proposal that asks the Company to phase out its "nuclear activities" implicates the Company's ordinary business operations. The Company's operations span multiple sectors, and the Proposal applies to several of them. For example, the Company's Nuclear Energy division designs reactors and licenses technologies that allow other companies to build reactors, and the Company's Healthcare division operates full-service nuclear pharmacies that allow for the distribution of radiopharmaceuticals necessary for, among other things, the imaging and treatment of cancer throughout the United States.[2] The Healthcare division produces and distributes radioactive materials such as Indium, which is combined with other substances, injected and used to create internal images of patients.[3] The division's Nuclear Medicine unit also sells equipment used to administer radiation tests to patients,[4] and its Life Sciences unit sells medical and scientific research components that are sterilized using a gamma ray irradiation process.[5] The Proposal requests that the Company

---

[1] The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareowner proposals. The second consideration is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" (citing Exchange Act Release No. 12999 (Nov. 22, 1976).

[2] *See, e.g.*, http://www.gehealthcare.com/dose/how-we-can-help.html (describing the Company's Healthcare division's involvement in the design and sale of medical devices that use radiation to create images of patients' bodies); https://www2.gehealthcare.com/portal/site/usen/ProductDetail/?vgnextoid=5a64ce8cc4f30210VgnVCM10000024dd1403RCRD&productid=4a64ce8cc4f30210VgnVCM10000024dd1403 (describing the products and services available at the Company's "full service" nuclear pharmacies, including "delivered [radiation] dose").

[3] *See* https://www2.gehealthcare.com/portal/site/usen/ProductDetail/?vgnextoid=1fce54fbded30210VgnVCM10000024dd1403RCRD&productid=0fce54fbded30210VgnVCM10000024dd1403.

[4] *See, e.g.*, http://www.gehealthcare.com/euen/fun_img/products/nuclear_medicine/products/millenium_mgmc.html.

[5] *See, e.g.*, http://www.gelifesciences.com/aptrix/upp01077.nsf/Content/bioprocess~filtration1~microfiltration_cross-flow; http://www.gelifesciences.com/aptrix/upp01077.nsf/Content/bioprocess~filtration1~microfiltration_cross-flow~ready+hollow+fiber?OpenDocument&moduleid=167699; http://www.gelifesciences.com/aptrix/upp01077.nsf/content/Products?OpenDocument&parentid=986915&moduleid=167706.

discontinue *all* of these "nuclear activities." Because at least some of these activities pertain to matters related to the Company's ordinary business, the Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(7).

While the Commission has found that shareowner proposals on certain topics, including proposals that raise the economic and safety considerations attendant to nuclear power plants, concern significant policy issues and are not excludable as matters related to a company's ordinary business operations, the Staff has consistently found that mere reference to a significant policy issue like nuclear energy does not automatically carry the proposal beyond those matters excludable as ordinary business matters.[6] The Staff has previously concurred that companies may exclude from their proxy materials proposals related to nuclear technologies that do not address significant policy issues associated with nuclear power plants. For instance, the Staff allowed a company to exclude a proposal that asked the company to "operate [a nuclear power plant] with reinsertion of previously discharged fuel to achieve fuel cost and storage savings and minimize nuclear waste." *See Niagara Mohawk Holdings, Inc.* (avail. Jan. 3, 2001). Although the proposal submitted to Niagara Mohawk clearly referenced a nuclear power plant, it did not implicate the significant policy issues attendant to some non-excludable nuclear power proposals, such as the safety concerns and economic costs of constructing a nuclear power generating facility. As such, despite the proposal's explicit reference to Niagara Mohawk's nuclear power facility, the proposal was excludable under Rule 14a-8(i)(7) as pertaining to an element of the company's ordinary business matters.

---

[6] As the Commission stated in Exchange Act Release No. 12999 (Nov. 22, 1976):

> The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, *it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter.* Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view (emphasis added).

The *Niagara Mohawk Holding, Inc.* precedent discussed below demonstrates that many aspects of nuclear technologies do not present the same economic and safety considerations as the decision of whether or not to build a nuclear power plant, and are therefore ordinary business matters and excludable under Rule 14a-8(i)(7).

Similarly, the Staff has also concurred in the exclusion of proposals addressing nuclear technologies apart from nuclear power, as well as proposals requesting testing for nuclear contamination. For instance, the Staff has twice concurred in the exclusion of proposals addressing companies' potential use of radioactive gamma rays to irradiate food because those proposals related to ordinary business matters. *See The Kroger Co.* (avail. Mar. 23, 1992) (permitting exclusion of a proposal requesting that the company develop a report on the company's use of food irradiation processes and the sale of irradiated food); *Borden, Inc.* (avail. Jan. 16, 1990) (same). The Staff has concurred that this potential use of nuclear radiation did not raise a significant policy issue. *See also Anheuser-Busch Co.* (avail. Feb. 16, 1982) (finding that the company's decision whether or not to test water used for brewing beer for radioactive contaminants was an ordinary business decision). These Staff decisions indicate that a proposal's mere mention of nuclear activities does not render the subject of the proposal a significant policy issue.

Just as a company's decision whether or not to engage in food irradiation processes or test water for radioactive substances falls within the company's ordinary business operations, the Company's decisions to operate its nuclear pharmacies and sterilize medical research components using gamma rays are also ordinary business decisions. The Proposal broadly asks the Company to phase out "all its nuclear activities." The request to discontinue "nuclear activities" therefore encompasses not only any Company activities that may involve significant policy issues, but also the Company's operation of nuclear pharmacies, a matter that the Staff has never before found to be beyond a company's ordinary business operations. Nuclear pharmacies and nuclear medical technologies do not raise the significant policy issues, such as cost and safety concerns, of constructing nuclear power plants, and have not emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of Rule 14a-8(i)(7). *Compare Niagara Mohawk Holdings, Inc.* (avail. Jan. 3, 2001), *The Kroger Co.* (avail. Mar. 23, 1992), *Borden, Inc.* (avail. Jan. 16, 1990), *and Anheuser-Busch Co.* (avail. Feb. 16, 1982) *with Dominion Resources, Inc.* (avail. Feb. 9, 2011) (noting that the decision of whether or not to construct a nuclear power plant is a significant policy issue), *Northern States Power Co.* (avail. Feb. 9, 1998) (not concurring that a proposal requesting report on converting a nuclear plant to a natural gas plant was excludable), and *Florida Progress Corp.* (avail. Jan. 26, 1993) (not concurring that a proposal requesting report on safety of a nuclear plant was excludable). Because the Proposal's reference to "nuclear activities" relates in part to elements of the Company's ordinary business, we believe that the Proposal may be excluded under Rule 14a-8(i)(7).

B. Regardless of Whether the Proposal Touches Upon Significant Policy Issues, the Proposal Is Excludable Because it Implicate the Company's Ordinary Business Matters.

The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For instance, the Staff reaffirmed this position in *Peregrine Pharmaceuticals Inc.* (avail. Jul. 31, 2007), concurring in the exclusion of a proposal under Rule 14a-8(i)(7) that recommended that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." Similarly, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred in the exclusion of a proposal requesting disclosures of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. Union Pacific argued that the proposal was excludable because it related to securing its operations from both extraordinary incidents, such as terrorism, and ordinary incidents, such as earthquakes, floods, and counterfeit merchandise. The Staff concurred that the proposal was excludable because it implicated ordinary business matters. Likewise, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that General Electric could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Under these precedents, the Proposal is excludable regardless of whether or not some of the Company's "nuclear activities" raise significant policy issues. Because portions of the Proposal relate to the Company's ordinary business operations, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Submission from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
GE Stockholders' Alliance
Nancy Allen
Kay K. Drey
Faith Adams Young
Betty F. Weitz

GIBSON DUNN

EXHIBIT A

GE Stockholders' Alliance
5349 W. Bar X Street, Tucson, AZ 85713

November 4, 2011

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

The **GE Stockholders' Alliance** is an owner of 8.5862 shares of General Electric stock. Please find verification of ownership enclosed. The GESA plans to retain those shares through the next Annual Meeting. We are aware that filers must own at least $2,000.00 worth of shares to be eligible to file. Therefore we have invited GESA members to co-file to achieve or exceed the required shares.

The **GE Stockholders' Alliance** intends to file the resolution entitled **"Resolution Urging General Electric to Withdraw from Nuclear Energy"** for consideration and action by the stockholders at the 2012 annual meeting, and for inclusion in the Company's proxy statement, in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely,

Patricia T. Birnie

GE Stockholders' Alliance
c/o Patricia T. Birnie
5349 W. Bar X Street
Tucson, AZ 85713-6402

Enclosures:
Copy of verification of ownership of GE stock
Copy of Resolution

cc: Securities and Exchange Commission

Resolution Urging General Electric to Withdraw from Nuclear Energy

WHEREAS:

On December 1, 2009, General Electric issued a policy statement affirming its support of nuclear energy, even though no safe disposal location or technology exists, and may never exist, for the permanent isolation of the dangerous radioactive waste that continues to accumulate at all reactor sites;

Every nuclear power reactor generates plutonium that is in demand, worldwide, for weapons production;

On March 11, 2011, a nuclear catastrophe began at Fukushima Dai-ichi, a site that contained six GE reactors;

Motivated by the ongoing Japanese disaster, Germany, Italy and Switzerland have announced they will abandon nuclear power, with other countries considering the same commitment;

On September 18, 2011, German engineering giant Siemens announced it will halt its manufacturing of nuclear products, and will focus on solar, wind and geothermal technologies;

Many U.S. reactors are in locations threatened by extreme natural assaults (hurricanes, floods, earthquakes and tornadoes), with the GE Mark I reactors at especially high risk due to major flaws identified at least as early as 1971;

THEREFORE BE IT RESOLVED that, as GE stockholders, we urge our company to reverse its nuclear energy policy and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment.

SUPPORTING STATEMENT:

Contrary to nuclear industry claims, the U.S. Nuclear Regulatory Commission has not been rigorously regulating nuclear power operations, but instead often reduces safety requirements when needed changes would be impossible or too expensive. (See the June 2011 Associated Press series by reporter Jeff Donn, summarizing a year-long investigation of NRC operations.)

Because of the dangerously crowded condition of the irradiated fuel pools at all GE reactors, it is now recommended that fuel rods at least five years old should be transferred from the fuel pool to hardened dry storage casks outside the reactor building.

Few people know that radioactive liquids and gases are released into the environment during the routine operation of nuclear reactors. Scientists and physicians agree that there is no safe dose of radiation.

Safe solutions to climate change include improvements in energy efficiency, and the use of solar, wind, geothermal and other renewable energy technologies. These alternatives can be implemented much faster and cheaper than building new nuclear reactors. Furthermore, the ailing U.S. economy cannot afford the massive taxpayer subsidies and loan guarantees that would be required to build and operate new nuclear reactors. "Nuclear is unnecessary and all its risks can be avoided by using renewables, conservation and efficiency." (Dr. Arjun Makhijani, author of *Carbon-Free and Nuclear-Free*, 2007)

GE should no longer continue to place families, communities and our planet's finite land and water at such great risk.

It is the moral duty of GE to stop promoting the nuclear illusion and, instead, protect plants, animals and the human gene pool from further radiation damage.

Submitted by the GE Stockholders' Alliance, Patricia T. Birnie, Chair,
5349 W. Bar X Street, Tucson, AZ 85713-6402. 520-661-9671 November 4, 2011

Nancy Allen

FISMA & OMB Memorandum M-07-16

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT. 06828

RECEIVED
NOV 07 2011
B. B. DENNISTON III

Dear Mr. Denniston,

Nuclear power is unsafe and not cost effective.

I, Nancy Allen, am an owner of 1480.00 shares of General Electric stock. I have enclosed verification of ownership. I plan to retain GE shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled "Resolution Urging General Electric Company to Withdraw from Nuclear Energy" which was submitted for consideration and action by the stockholders at the 2012 annual meeting and for inclusion in the company's proxy statement in accordance with rule 14-A-8 of the General Electric Rules and Regulations of the Securities and Exchange Act of 1934.

If you should for any reason desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the afore-said Rules and Regulations.

Sincerely,

Nancy Allen

cc: Securities and Exchange Commission



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 14, 2011

VIA OVERNIGHT MAIL
Ms. Nancy Allen

FISMA & OMB Memorandum M-07-16

Dear Ms. Allen:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 7, 2011 your shareowner proposal entitled "Resolution Urging General Electric to Withdraw from Nuclear Energy" for consideration at the Company's 2012 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of shares representing (together with shares owned by any co-filers who provide sufficient proof of ownership) at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, you submitted your September 2011 UBS brokerage account statement purporting to establish ownership of Company shares. However, as explained by Staff Legal Bulletin No. 14, "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities" for purposes of Rule 14a-8(b).

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form,

and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

- If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b), a shareowner wishing to submit a shareowner proposal must provide the company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. Your letter indicates only that you plan to retain an unspecified number of Company shares through the next Annual Meeting. In order to satisfy this requirement under Rule 14a-8(b), you must submit a written statement that you intend to continue holding the requisite number of shares through the date of the 2012 Annual Meeting of Shareowners.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield,

CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletins Nos. 14 and 14F.

Sincerely,

Lori Zyskowski/sue

Lori Zyskowski
Corporate and Securities Counsel

Enclosures

November 16, 2011
Nancy Allen

FISMA & OMB Memorandum M-07-16

Lori Zyskowski
Corporate and Securities Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT. 06828

Dear Lori,

Thank you for your response received on November 15 to my request to submit a shareholder proposal.

Here is the additional information you need.

Please add this addendum to my request.

I, Nancy Allen, am the owner of 1450.00 shares of General Electric stock. I plan to hold the requisite number of shares through the date of the 2012 annual meeting of shareholders.

In addition my broker will be sending you verification by fax of my ownership of 1450.00 shares for at least a year.

Sincerely,
Nancy Allen

Kay K. Drey ***FISMA & OMB Memorandum M-07-16***

November 4, 2011

RECEIVED
NOV 07 2011
B. B. DENNISTON III

Mr. Brackett B. Denniston III, Secretary

General Electric Company

3135 Easton Turnpike

Fairfield, CT 06828

Dear Mr. Denniston:

I, Kay K. Drey, as Trustee of the Leo A. Drey Revocable Trust, am an owner of 77,568 shares of General Electric stock. Also, as Trustee of the Alma M. Myer Irrevocable Trust, I am an owner of 56,400 shares of General Electric stock. I have enclosed confirmation of ownership. I plan to retain my GE shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled **"Resolution Urging General Electric to Withdraw from Nuclear Energy"** which is being submitted by the **GE Stockholders' Alliance** for consideration and action by the stockholders at the 2012 annual meeting, and for inclusion in the Company's proxy statement, in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the Company's proxy material the statement in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely,

Kay K. Drey

cc: Securities and Exchange Commission:

Division of Corporation Finance -- Mail Stop 3628 -- 100 F Street, NE -- Washington DC 20549

Enclosure

RECEIVED 11/04/2011 16:29
NOV. 4. 2011 3:06PM LOWENHAUPT GLOBAL ADVISORS, LLC NO. 921 P. 2

LOWENHAUPT
GLOBAL ADVISORS

Lowenhaupt Global Advisors, LLC
10 South Broadway, Suite 550
St. Louis, MO 63102
Telephone 314.345.8181
Fax: 314.345.8150
Web: www.lowenglo.com

November 4, 2011

Mrs. Leo A. Drey

FISMA & OMB Memorandum M-07-16

Re: GE Ownership

Dear Kay:

This letter serves as confirmation of ownership of General Electric Co. stock in two of the accounts where Lowenhaupt Global Advisors serves as advisor and US Bank serves as custodian.

General Electric Co. stock is held in both the Leo A. Drey Revocable Trust as well as the Alma Myer Irrevocable Trust, for which you serve as a trustee.

Should you need additional information, please do not hesitate to contact me.

Sincerely,

Lindsay W. Taylor

Lindsay W. Taylor
Family Office Executive



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 14, 2011

VIA OVERNIGHT MAIL
Ms. Kay K. Drey

FISMA & OMB Memorandum M-07-16

Dear Ms. Drey:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 7, 2011 your shareowner proposal entitled "Resolution Urging General Electric to Withdraw from Nuclear Energy" for consideration at the Company's 2012 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of shares representing (together with shares owned by any co-filers who provide sufficient proof of ownership) at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. As explained below, the letter you submitted from Lowenhaupt Global Advisors, LLC ("Lowenhaupt") is not sufficient to establish ownership of Company shares because Lowenhaupt is not a Depository Trust Company ("DTC") participant, and the letter only states that you have held an unspecified amount of Company shares for an unspecified time period.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on

which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the DTC, a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

- If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski/sua

Lori Zyskowski
Corporate & Securities Counsel

Enclosure



Lowenhaupt Global Advisors, LLC
10 South Broadway, Suite 550
St. Louis, MO 63102
Telephone: 314.345.8181
Fax: 314.345.8150
Web: www.lowenglo.com

November 17, 2011

RECEIVED
NOV 22 2011
B. B. DENNISTON III

CERTIFIED MAILSMA & OMB Memorandum M-07-16***

Mr. Brackett B Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield CT 06828

RE: Resolution for 2012 Stockholders Meeting

Dear Mr. Denniston:

Please find enclosed the following:

Copy of Mrs. Drey's November 4, 2011 letter to you
Copy of Lori Zyskowski November 14, 2011 letter to Mrs. Drey
November 16, 2011 letter from US Bank – custodian of shares of GE Company stock - to Mrs. Drey

If you require anything further, please notify Mrs. Drey.

Thank you.

Sincerely,

Janet M. Burch

Janet M. Burch
Family Office Administrator

JMB: ms
Enclosures

cc Division of Corporation Finance
Securities and Exchange Commission



COPY

Kay K. Drey ***FISMA & OMB Memorandum M-07-16***

November 4, 2011

Mr. Brackett B. Denniston III, Secretary

General Electric Company

3135 Easton Turnpike

Fairfield, CT 06828

Dear Mr. Denniston:

I, Kay K. Drey, as Trustee of the Leo A. Drey Revocable Trust, am an owner of 77,568 shares of General Electric stock. Also, as Trustee of the Alma M. Myer Irrevocable Trust, I am an owner of 56,400 shares of General Electric stock. I have enclosed confirmation of ownership. I plan to retain my GE shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled **"Resolution Urging General Electric to Withdraw from Nuclear Energy"** which is being submitted by the **GE Stockholders' Alliance** for consideration and action by the stockholders at the 2012 annual meeting, and for inclusion in the Company's proxy statement, in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the Company's proxy material the statement in support of the proposal as required by the aforesaid Rules and Regulations.

Sincerely,

Kay K. Drey

cc: Securities and Exchange Commission:

Division of Corporation Finance – Mail Stop 3628 – 100 F Street, NE – Washington DC 20549





Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 14, 2011

VIA OVERNIGHT MAIL
Ms. Kay K. Drey

FISMA & OMB Memorandum M-07-16

Dear Ms. Drey:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 7, 2011 your shareowner proposal entitled "Resolution Urging General Electric to Withdraw from Nuclear Energy" for consideration at the Company's 2012 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of shares representing (together with shares owned by any co-filers who provide sufficient proof of ownership) at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. As explained below, the letter you submitted from Lowenhaupt Global Advisors, LLC ("Lowenhaupt") is not sufficient to establish ownership of Company shares because Lowenhaupt is not a Depository Trust Company ("DTC") participant, and the letter only states that you have held an unspecified amount of Company shares for an unspecified time period.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on

which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the DTC, a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

- If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski/SMA

Lori Zyskowski
Corporate & Securities Counsel

Enclosure



All of **us** serving you

One U.S. Bank Plaza
SL-MO-T15C
Saint Louis, MO 63101
314.418.2520 fax

November 16, 2011

Mrs. Leo A. Drey

FISMA & OMB Memorandum M-07-16

RE: GE Ownership

Dear Mrs. Drey:

This letter serves as verification of ownership of General Electric Co. stock in two of your accounts with US BANK NA, as custodian. The shares have been continuously held for more than one year and have a market value in excess of $2,000.00.

General Electric Co. stock is held in both the Leo A. Drey Revocable Trust custodial account as well as the Alma Myer Irrevocable Trust custodial account, with you servicing as trustee on both accounts.

Should you need additional information, please do not hesitate to call me.

Sincerely,

Jocelyn Casimere
Trust Officer
314/418-8457

FISMA & OMB Memorandum M-07-16

November 5, 2011.

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

I, Faith Adams Young, am an owner of 200 shares of General Electric stock. I plan to retain my GE Shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled "Resolution Urging General Electric to Withdraw from Nuclear Energy" which was submitted by the GE Stockholder's Alliance for consideration and action by the stockholders at the 2012 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the aforesaid Rules and Regulations.\

Sincerely,

Faith Adams Young

cc: Securities and Exchange Commission



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 14, 2011

VIA OVERNIGHT MAIL
Ms. Faith Adams Young

FISMA & OMB Memorandum M-07-16

Dear Ms. Young:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 10, 2011 your shareowner proposal entitled "Resolution Urging General Electric to Withdraw from Nuclear Energy" for consideration at the Company's 2012 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of shares representing (together with shares owned by any co-filers who provide sufficient proof of ownership) at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

- If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski /sur

Lori Zyskowski
Corporate and Securities Counsel

Enclosures

FISMA & OMB Memorandum M-07-16

11-7-11

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I, BETTY F. WEITZ am an owner of 2160 shares of General Electric stock. I have enclosed verification of ownership. I plan to retain my GE Shares through the next annual meeting.

I hereby notify you of my intention to co-file the resolution entitled **"Resolution Requesting General Electric Company to Reevaluate its Nuclear Power Policy"** which was submitted by the GE **Stockholder's Alliance** for consideration and action by the stockholders at the 2010 annual meeting, and for inclusion in the Company's proxy statement, in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal, please include in the corporation's proxy material the statement in support of the proposal as required by the afore-said Rules and Regulations.

Sincerely,

Betty F. Weitz

cc: Securities and Exchange Commission



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 14, 2011

VIA OVERNIGHT MAIL
Ms. Betty F. Weitz

FISMA & OMB Memorandum M-07-16

Dear Ms. Weitz:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 14, 2011 your shareowner proposal entitled "Resolution Urging General Electric to Withdraw from Nuclear Energy" for consideration at the Company's 2012 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of shares representing (together with shares owned by any co-filers who provide sufficient proof of ownership) at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, you submitted your October 2011 Merrill Lynch brokerage account statement purporting to establish ownership of Company shares. However, as explained by Staff Legal Bulletin No. 14, "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities" for purposes of Rule 14a-8(b).

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that you continuously held the requisite number of Company shares for the one-year period.

If you demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the DTC, a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

- If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletins Nos. 14 and 14F.

Sincerely,

Lori Zyskowski /sue

Lori Zyskowski
Corporate & Securities Counsel

Enclosures